UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 30)

Capital Clean Energy Carriers Corp.

(Name of Issuer)

Common shares, par value $0.01 per share

(Title of Class of Securities)

Y00408 107

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y00408 107	Page 2 of 11

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 29,808,881 Common Shares (1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 29,808,881 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,808,881 Common Share (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%(2)
14.	Type of Reporting Person CO

(1)

“Common Shares” refers to the common shares, with par value $0.01 per share, of Capital Clean Energy Carriers Corp. (the “Issuer”). The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Shares held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury).

CUSIP No. Y00408 107	Page 3 of 11

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 29,808,881 Common Shares (1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 29,808,881 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,808,881 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 51.1%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Shares held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury).

CUSIP No. Y00408 107	Page 4 of 11

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 4,653,846 Common Shares (1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 4,653,846 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,653,846 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Shares held by Capital GP L.L.C. (“CGP LLC”) and Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 58,387,313 Common Shares outstanding (excluding 1,551,061 Common Shares held in treasury).

CUSIP No. Y00408 107	Page 5 of 11

On August 26, 2024 (the “Effective Date”), the Issuer announced that it had completed its previously announced conversion from a Marshall Islands limited partnership to a Marshall Islands corporation in accordance with a Plan of Conversion pursuant to which, among other things (collectively, the “Conversion”), (i) the Issuer converted from a Marshall Islands limited partnership previously named “Capital Product Partners L.P.” (the “Partnership”) to a Marshall Islands corporation pursuant to and in accordance with the Marshall Islands Limited Partnership Act (the “Partnership Act”) and the Marshall Islands Business Corporations Act (the “MIBCA”), (ii) each of the common units of the Partnership (the “Common Units”) outstanding as of immediately prior to the Effective Date was converted into one Common Share and (iii) the 348,570 General Partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case, outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 Common Shares. This Amendment No. 30 amends and supplements the disclosures in Items 1 through 7 of the Schedule 13D (the “Schedule 13D”) filed with the SEC on April 4, 2008, as amended by amendments thereto filed on August 2, 2024, December 29, 2023, December 26, 2023, November 13, 2023, October 6, 2023, September 29, 2023, June 21, 2023, May 26, 2023, October 17, 2022, August 8, 2022, April 4, 2022, December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, which previously related to the Common Units of the Partnership and which, following the Effective Date, shall hereafter relate to the Common Shares of the Issuer.

Item 1. Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to Common Shares, with par value $0.01 per share, of the Issuer, a corporation organized under the laws of the Republic of The Marshall Islands, with principal executive offices at 3 Iassonos Street, Piraeus, 18537, Greece. Prior to the Effective Date, this Schedule 13D related to the Common Units, representing limited partner interests of the Partnership.

Item 2. Identity and Background.

Item 2 is hereby amended and restated as follows:

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family, including CGP and Capital Gas.

Capital Maritime is a corporation incorporated in the Marshall Islands. The principal business of Capital Maritime consists of shipping and transportation services.

CGP LLC is a limited liability company incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

Capital Gas is a corporation incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented to include the following:

On the Effective Date, the Issuer completed the Conversion. As a result of the Conversion:

1.	each of the Common Units held by the Reporting Persons was converted into one Common Share; and

2.

all the 348,570 General Partner units of the Partnership outstanding as of immediately prior to the Effective Date and all of the incentive distribution rights of the Partnership outstanding as of immediately prior to the Effective Date, in each case which were held entirely by CGP LLC, were converted into an aggregate of 3,500,000 Common Shares thereafter held by CGP LLC.

CUSIP No. Y00408 107	Page 6 of 11

Disclosure contained in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

On the Effective Date, the Issuer completed the Conversion. Following the Conversion, the Reporting Persons beneficially own 59.0% of the outstanding Common Shares of the Issuer (calculated using a denominator of 58,387,313 Common Shares outstanding and excluding 1,551,061 Common Shares held in treasury). As a result of the Conversion, CGP LLC has given up its existing management and consent rights with respect to the Partnership pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), including its right to appoint three directors to the board of directors of the Partnership and its veto rights over, among other things, approval of mergers, consolidations and other significant corporate transactions and amendments to the Partnership’s governing documents.

In connection with the Conversion, on the Effective Date the Issuer entered into a Shareholders’ Agreement with Capital Maritime, Capital Gas and CGP LLC, setting forth certain governance matters with respect to the Issuer and a Registration Rights Agreement with Capital Maritime, Capital Gas, CGP LLC, Paparebecorp Limited, a Cyprus limited liability company (“Paparebecorp”) and Ascetico Limited, a Cyprus limited liability company (together with Paparebecorp and their Affiliates, the “Yoda Parties”), setting forth certain registration rights with respect to the Issuer (the “Registration Rights Agreement”). The Issuer also entered into an Executive Services Agreement with CGP LLC, pursuant to which CGP LLC and its affiliates provide certain executive, investor relations and corporate support services to the Issuer (the “Executive Services Agreement”).

Further details on the Conversion, the Shareholders’ Agreement, the Registration Rights Agreement and the Executive Services Agreement are set out below.

The Conversion and Articles of Incorporation

On the Effective Date, the Partnership converted to the Issuer and, for all purposes of the laws of the Republic of the Marshall Islands and otherwise, the Conversion is a continuation of the existence of the Partnership in the form of a Marshall Islands corporation. The Partnership Agreement and the Certificate of Limited Partnership of the Partnership have terminated and no longer govern the affairs of the Issuer, but instead the affairs of the Issuer are governed by the MIBCA, the Articles of Incorporation of the Issuer (the “Articles of Incorporation”) and the Bylaws of the Issuer (the “Bylaws”).

Pursuant to the Articles of Incorporation and the Bylaws, the Issuer’s board of directors (the “Board”) consists of eight directors, a majority of which will be “independent” in accordance with Nasdaq rules. All directors are elected by majority vote of the holders of Common Shares (including Capital Maritime and its affiliates), other than in a contested election, in which the election of directors is by a plurality vote. As of the Effective Date, the following have been appointed to serve as an initial director of the Issuer until the first annual meeting of shareholders of the Issuer and until their successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal: Keith Forman, Gerasimos (Jerry) Kalogiratos, Gurpal Grewal, Atsunori Kozuki, Rory Hussey, Abel Rasterhoff, Eleni Tsoukala and Dimitris P. Christacopoulos. The Board will form an audit committee, a compensation committee, a conflicts committee (the “Conflicts Committee”), an Environmental, Social and Governance (ESG) Committee and a nominating committee (the “Nominating Committee”).

The Articles of Incorporation include an interested shareholder provision, pursuant to which the Issuer shall not engage in any business combination with any “interested shareholder” for a period of three years following the time that such shareholder became an “interested shareholder” unless (i) prior to such time, the Issuer’s board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an “interested shareholder”, (ii) upon consummation of the transaction which resulted in the shareholder becoming an “interested shareholder”, the shareholder owned at least 85% of the voting stock of the Issuer outstanding at the time the transaction commenced, or (iii) at or subsequent to such time the business combination is approved by the Issuer’s board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2⁄3% of the outstanding voting stock which are not owned by the “interested shareholder”, its affiliates or its associates. For purposes of this provision of the Articles of Incorporation, the term “interested shareholder” will mean any person (other than the Issuer and any direct or indirect majority-owned subsidiary of the Issuer) that (i) is the owner of 15% or more of the outstanding voting stock of the Issuer, or (ii) is an affiliate or associate of the Issuer and was the owner of 15% or more of the outstanding voting stock of the Issuer at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person; provided, however, that the term “interested shareholder” shall not include (A) any person, and its affiliates and associates, that together with its affiliates and associates (excluding the Issuer or any subsidiary of the Issuer) owned shares in excess of the 15% limitation as of the effective date of the Conversion for so long as such person, together with its affiliates and associates continues to own 15% or more of the outstanding voting stock of the Issuer; or (B) any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by the Issuer; provided that such person specified in clause (B) shall be an interested shareholder if thereafter such person acquires additional voting stock of the Issuer, except as a result of further corporate action not caused, directly or indirectly, by such person. The restrictions contained in this provision of the Articles of Incorporation shall not apply if a shareholder becomes an “interested shareholder” inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an “interested shareholder”; and (ii) would not, at any time within the three-year period immediately prior to a business combination between the Issuer and such shareholder, have been an “interested shareholder” but for the inadvertent acquisition of ownership.

CUSIP No. Y00408 107	Page 7 of 11

Shareholders’ Agreement

The Shareholders’ Agreement sets forth certain governance rights and other matters with respect to the Issuer. Pursuant to the Shareholders’ Agreement, so long as Capital Maritime and its affiliates own at least 25% of the outstanding Common Shares, Capital Maritime and its affiliates will have the right to nominate three out of the eight directors to the Board. If the holdings of Capital Maritime and its affiliates fall below 25% but remain above 15% of the outstanding Common Shares, Capital Maritime and its affiliates will have the right to nominate two out of eight directors to the Board. If the holdings of Capital Maritime and its affiliates fall below 15% but remain above 5% of the outstanding Common Shares, Capital Maritime and its affiliates will have the right to nominate one out of eight directors to the Board. If the holdings of Capital Maritime and its affiliates fall below 5%, Capital Maritime will no longer have any rights to nominate directors to the Board. The remaining members of the Board will be nominated by the Nominating Committee. Initially, Capital Maritime and its affiliates have the right to nominate three directors to the Board, who are Gerasimos “Jerry” Kalogiratos, Gurpal Grewal and Atsunori Kozuki. For so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, the Issuer shall include, and shall cause the Nominating Committee to include, any such nominee designated by Capital Maritime and its affiliates in the slate of nominees recommended by the Nominating Committee to holders of Common Shares for election to the Issuer’s board of directors.In addition, for so long as Capital Maritime and its affiliates have the right to nominate at least one director pursuant to the Shareholders’ Agreement, Capital Maritime and its affiliates shall not designate individuals for nomination to the Issuer’s board of directors (nor participate in nominating, nor encourage any other person to recommend or propose for nomination, any individuals to the Issuer’s board of directors) other than pursuant to its nomination rights under the Shareholders’ Agreement or otherwise with the approval of the Nominating Committee.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, if Capital Maritime, Capital Gas, CGP LLC and/or the Yoda Parties desire to sell Common Shares and Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”) or another exemption from registration is not available to enable such person to dispose of the number of securities it desires to sell at the time it desires to do so without registration under the Securities Act (such securities, the “Registrable Securities”), then, at the request of Capital Maritime, the Issuer shall file a “Shelf Registration Statement” pursuant to and as defined in the Registration Rights Agreement, with the SEC as promptly as practicable after receiving such request, and will use its reasonable best efforts to cause it to become effective and remain continuously effective and in compliance with the Securities Act and useable for the resale of Registrable Securities until such time as there are no Registrable Securities remaining, including by filing successive replacement or renewal Shelf Registration Statements upon the expiration of such Shelf Registration Statement. Any holder of Registrable Securities (a “Holder”) may request that it be included in such Shelf Registration Statement as a selling securityholder with respect to any Registrable Securities then held by it, subject to the provisions of the Registration Rights Agreement. At any time during which a Shelf Registration Statement is not in effect and the Issuer is not then in the process of preparing for filing with the SEC a Shelf Registration Statement or an amendment or supplement to a Shelf Registration Statement necessary so that such Shelf Registration Statement continues to be in effect in compliance with the Securities Act, any Holder may request to sell all or part of its Registrable Securities pursuant to a registration statement separate from a Shelf Registration Statement.

Capital Maritime, Capital Gas and CGP LLC, together with any direct or indirect transferee, are entitled to demand up to four underwritten offerings pursuant to the Registration Rights Agreement and the Yoda Parties shall be entitled to demand one underwritten registration.

If the Issuer at any time proposes to file a registration statement under the Securities Act for an offering of securities for cash (other than an offering relating solely to an employee benefit plan), the Issuer will use all reasonable best efforts to include such number or amount of Registrable Securities held by any Holder in such registration statement as the Holder shall request, subject to customary cut back provisions.

If the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Issuer because such registration would (x) materially interfere in a way materially adverse to the Issuer with a significant acquisition, merger, disposition, corporate reorganization or other similar transaction involving the Issuer, (y) require premature disclosure of material information that the Issuer has a bona fide business purpose for preserving as confidential or (z) render the Issuer unable to comply with requirements under applicable securities laws, then the Issuer shall have the right to postpone such requested registration for a period of not more than 90 days, such right not to be utilized more than twice in any 12-month period.

All costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Issuer without reimbursement by the Holder. The Issuer also agreed to indemnify each Holder, its officers, directors and each person who controls the Holder for any claims based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact in connection with any registration pursuant to the Registration Rights Agreement.

Executive Services Agreement

The Executive Services Agreement replaced the previous executive services agreement, dated October 1, 2022, between the Partnership and the CGP LLC, which has been terminated as of the Effective Date. Pursuant to the Executive Services Agreement, CGP LLC and its affiliates provide certain executive, investor relations and corporate support services to the Issuer. In consideration for CGP LLC and its affiliates providing the such services, the Issuer shall pay to CGP LLC a fixed amount of US$3,500,000.00 per annum. During the term of the Executive Services Agreement, the officers and consultants appointed by CGP LLC and its affiliates are eligible to participate in all benefit programs as are from time to time made generally available to senior executives by the Issuer. In addition, if any officer and

CUSIP No. Y00408 107	Page 8 of 11

consultant appointed by CGP LLC or its affiliates resigns under the relevant provisions of their employment and consultancy agreement with CGP LLC or its affiliates due to a “Change of Control” as defined in the Executive Services Agreement, the Issuer shall pay any compensation provided in such employment and consultancy agreement. The Issuer has also agreed to indemnify CGP LLC, its affiliates and its or their employees, shareholders, directors, consultants and agents against all actions, proceedings, claims, demands or liabilities which may be brought against them due to the Executive Services Agreement other than those which may be caused by or due to the fraud, gross negligence or willful misconduct of CGP LLC, its affiliates or its or their employees, shareholders, directors, consultants and agents.

The descriptions of the Articles of Association, Bylaws, Shareholders’ Agreement, Registration Rights Agreement and Executive Services Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Articles of Association, Bylaws, Shareholders’ Agreement, Registration Rights Agreement and Executive Services Agreement, the full text of which are filed as Exhibits I, II, III, IV and V hereto, respectively.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)

Capital Maritime beneficially owns 29,808,881 Common Shares, representing 51.1% of the outstanding Common Shares. The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 29,808,881 Common Shares through its beneficial ownership of Capital Maritime, representing, in aggregate, 51.1% of the outstanding Common Shares.

The Marinakis family, including Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 4,653,846 Common Shares, representing 8.0% of the outstanding Common Shares, through Mr. Miltiadis E. Marinakis’ beneficial ownership of 100% of CGP LLC and 100% of Capital Gas.

Disclosure contained in Item 4 is incorporated herein by reference.

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime (1)	29,808,881	51.1%	0	29,808,881	0	29,808,881
Evangelos M. Marinakis (1)	29,808,881	51.1%	0	29,808,881	0	29,808,881
Miltiadis E. Marinakis (2) (3)	4,653,846	8.0%	0	4,653,846	0	4,653,846

(1)	Capital Maritime shares voting and dispositive power over the 29,808,881 Common Shares that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(2)	CGP LLC shares voting and dispositive power over the 3,500,000 Common Shares that it beneficially owns with the Marinakis family, including Miltiadis E. Marinakis.
(3)	Capital Gas shares voting and dispositive power over the 1,153,846 Common Shares that it beneficially owns with the Marinakis family, including Miltiadis E. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime) or the persons set forth on Schedule A is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as described herein, the Reporting Persons have not effected any transactions in the Common Shares during the past sixty days.

(d)

No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

Disclosure contained in Item 4 is incorporated herein by reference.

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Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following:

Number	Description

I	Articles of Incorporation of Capital Clean Energy Carriers Corp.

II	Bylaws of Capital Clean Energy Carriers Corp

III	Shareholders’ Agreement by and among Capital Clean Energy Carriers Corp. and Capital Maritime & Trading Corp., Capital Gas Corp. and Capital GP L.L.C.

IV	Registration Rights Agreement by and among Capital Clean Energy Corp., Capital Maritime & Trading Corp., Capital Gas Corp., Capital GP L.L.C., Paparebecorp Limited and Ascetico Limited

V	Executive Services Agreement by and between Capital Clean Energy Carriers Corp. and Capital GP L.L.C.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2024

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name:	Gerasimos (Jerry) Kalogiratos
Title:	Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y00408 107	Page 11 of 11

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis	Capital Maritime & Trading Corp.	Greece

Director and Chairman	3 Iassonos Street

Piraeus, 18537, Greece

Gerasimos (Jerry) Kalogiratos	Capital Maritime & Trading Corp.	Greece

Director, President, Chief Executive Officer, Chief Financial Officer and Secretary	3 Iassonos Street

Piraeus, 18537, Greece

Pierre de Demandolx-Dedons	Capital Maritime & Trading Corp.	France

Director	3 Iassonos Street

Piraeus, 18537, Greece